Direct Line: (212) 859-8272 Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

October 30, 2013

VIA EDGAR AND COURIER

Jerard Gibson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Extended Stay America, Inc.
ESH Hospitality, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed October 22, 2013
File No. 333-190052

Dear Mr. Gibson:

This letter sets forth the responses of Extended Stay America, Inc. (the “Company”) and ESH Hospitality, Inc. (“ESH REIT,” and together with the Company, the “Registrants”) to the oral comments of the staff of the Division of Corporation Finance (the “Staff”) conveyed by telephone on October 29, 2013 with respect to the Registration Statement on Form S-1 of the Registrants filed on July 22, 2013 and amended on August 23, 2013, September 20, 2013, October 8, 2013 and October 22, 2013 (the “Registration Statement”). This letter is being filed with Amendment No. 7 to the Registration Statement (the “Amended Registration Statement”). We have also sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes from the prior amendment.

In response to the Staff’s oral comment, the Registrants confirm that they will only present paired Share income and paired Share income per paired Share as supplemental measures of the Company’s operating performance for so long as shares of the Company common stock and ESH REIT Class B common stock continue to be transferable and tradeable only in combination as units.

In response to the Staff’s oral comment, the Registrants have removed footnote 3 to the Expected Distribution section and the related disclosure.

Additionally, in response to comment 23 in the Staff’s letter dated August 16, 2013, the Registrants have revised the disclosure on pages 142 and 143 of the Amended Registration Statement.

Securities and Exchange Commission October 30, 2013 Page 2 of 2

If you have any questions, please feel free to contact the undersigned at 212.859.8272. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Shannon Sobotka (Securities and Exchange Commission)
Bob Telewicz (Securities and Exchange Commission)
Paul D. Tropp (Fried, Frank, Harris, Shriver & Jacobson LLP)
Ross W. McCanless (Extended Stay America, Inc. and ESH Hospitality, Inc.)